Unaudited Interim Consolidated Financial Statements of

RESIN SYSTEMS INC.

For the Three Month Period Ended March 31, 2006

See accompanying notes to the interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the 2005 annual consolidated financial statements.

FS 1

RESIN SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS

(Canadian Dollars)

(Unaudited)

	March 31, 2006	December 31, 2005
ASSETS
Current assets
Cash and cash equivalents	$13,245,787	$17,960,303
Accounts receivable	1,026,338	788,282
Inventories	2,433,916	2,539,332
Prepaid expenses and deposits	224,457	215,505
	16,930,498	21,503,422
Restricted cash and deposits	1,759,643	1,515,093
Property, plant and equipment	12,960,243	11,743,562
Deferred financing costs	716,867	756,693
	$32,367,251	$35,518,770
LIABILITIES and SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$3,429,147	$3,363,904
Other current liabilities	435,050	439,914
	3,864,197	3,803,818
Convertible debentures	14,932,855	14,518,720
Other long-term liabilities	1,300,589	1,344,917
	20,097,641	19,667,455

Shareholders' equity
Share capital (note 3)	60,559,235	55,392,968
Warrants (note 3)	211,366	1,021,392
Equity component of convertible debentures	10,257,871	10,257,871
Contributed surplus (note 3)	3,160,589	3,009,405
Deficit	(61,919,451)	(53,830,321)
	12,269,610	15,851,315
Future operations (note 2)
Subsequent event (note 5)
	$32,367,251	$35,518,770

See accompanying notes to the consolidated financial statements.

On behalf of the Board:

Signed “ Greg Pendura”

      Signed “William Demcoe”

Director

Director

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RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Canadian Dollars)

(Unaudited)

Three month period ending March 31,	2006	2005
Product revenue	$815,512	$82,951
Expenses
Cost of sales	935,551	77,134
Manufacturing start-up and product development	3,931,896	1,447,555
General and administrative	1,845,962	1,829,047
Marketing and business development	906,374	474,012
Amortization of property, plant and equipment	473,240	202,413
Financing charges	988,531	4,456
	9,081,554	4,034,617
Loss from operations	(8,266,042)	(3,951,666)
Other income	176,912	81,679
Net loss	(8,089,130)	(3,869,987)
Deficit, beginning of period	(53,830,321)	(32,324,795)
Deficit, end of period	$(61,919,451)	$(36,194,782)
Basic and diluted loss
per common share	$(0.09)	$(0.05)
Weighted average shares outstanding	85,522,612	72,819,929

See accompanying notes to the consolidated financial statements.

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RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Canadian Dollars)

(Unaudited)

Three month period ending March 31,		2006	2005
Cash provided by (used in):
Operating:	Net loss	$(8,089,130)	$(3,869,987)
	Items which do not involve cash
	Amortization of property, plant and equipment	473,240	202,413
	Amortization on the gain on sale of property, plant
	and equipment	(22,647)	-
	Financing charges	453,960	-
	Stock based compensation	127,422	172,725
	Other long-term liability	(2,060)	(2,060)
	Change in non-cash operating working capital	(1,033,681)	448,131
		(8,092,896)	(3,048,778)
Financing:	Issue of share capital	4,380,003	9,526,928
	Proceeds from (repayments of) other long-term liabilities	(24,758)	62,530
	Proceeds from short term bank obligations	-	375,331
	Change in non-cash financing working capital	524,000	-
		4,879,245	9,964,789
Investing:	Purchase of property, plant and equipment	(1,689,921)	(1,355,184)
	Restricted cash and deposits	(244,550)	(670,000)
	Change in non-cash investing working capital	433,606	-
		(1,500,865)	(2,025,184)

Increase (decrease) in cash and cash equivalents		(4,714,516)	4,890,827
Cash and cash equivalents, beginning of period		17,960,303	1,971,677
Cash and cash equivalents, end of period		$13,245,787	$6,862,504

See accompanying notes to the consolidated financial statements.

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RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three month period ending March 31, 2006

(Canadian Dollars)

(Unaudited)

1.  Significant accounting policies:

These unaudited interim consolidated financial statements of Resin Systems Inc. (“RS” or the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).  The accounting policies and methods of application are consistent with those outlined in RS’s audited consolidated financial statements for the year ended December 31, 2005.  These consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods.   These consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2005.

Certain comparative figures have been reclassified to conform to current period presentation.

2.  Future operations:

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian GAAP, which assumes RS will realize its assets and discharge its liabilities and commitments in the normal course of business.  The application of the going concern concept is dependent upon the ability of RS to generate profitable operations and raise additional capital to support its ongoing development and operating activities.  For the period ended March 31, 2006, RS reported a net loss of $8,089,130.  At March 31, 2006, RS had positive working capital of $13,066,301 and a deficit of $61,919,451.

These financial statements do not reflect any adjustments that would be required should RS be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities outside the normal course of business.

There can be no assurance that management’s plans will be successful as such plans are contingent upon new equity and debt funds from investors, as well as market acceptance of RS’s products.

3.   Shareholders’ equity:

(a)  Authorized and issued share capital:

RS’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series whose designation, rights, privileges, restrictions and conditions will be determined when issued.

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RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three month period ending March 31, 2006

(Canadian Dollars)

(Unaudited)

3.  Shareholders’ equity (continued):

 (a) Authorized and issued share capital (continued):

Share capital and warrant activity for the three months ended March 31, 2006 was as follows:

	Common Shares		Warrants
	Number	Amount	Number	Amount
Balance, December 31, 2005	84,278,050	$ 55,392,968	2,541,297	$ 1,021,392
Stock options exercised	58,750	20,500	-	-
Warrants issued (1)	-	-	98,814	-
Warrants exercised (1)	2,263,743	5,145,767	(2,263,743)	(786,264)
Warrants expired (1)	-	-	(72,029)	(23,762)
Balance, March 31, 2006	86,600,543	$ 60,559,235	304,339	$ 211,366

 (1)  During the period, RS issued 2,263,743 common shares pursuant to the exercise of common share purchase warrants for aggregate proceeds of $4,359,503.  Of the warrants exercised, 197,627 warrants entitled the holder to an additional one-half common share purchase warrant to purchase common shares by February 14, 2006 at $2.00 per common share.  Relating to the warrants exercised, $786,264 has been transferred to share capital. In addition, 72,029 purchase warrants expired unexercised.

(b) Stock based compensation:

The weighted average fair value of each option granted of $1.37 was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Risk free Interest rate	Expected life of option	Expected volatility	Expected dividends
2006	4.09%	5 years	69%	nil

In the first quarter of 2006, RS recorded $127,422 (2005 - $172,725) of stock-based compensation expense to employees and non-employees.  This expense relates to both previously granted options and options granted in the current period.

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RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three month period ending March 31, 2006

(Canadian Dollars)

(Unaudited)

3.  Shareholders’ equity (continued):

(c) Stock options – outstanding options:

	Number of	Weighted average
Options held by employees	share options	exercise price
Outstanding, December 31, 2005	3,213,000	$ 1.07
Granted	141,000	2.19
Exercised	(27,500)	0.35
Outstanding, March 31, 2006	3,326,500	$ 1.13

Options held by non-employees	Number of share options	Weighted average exercise price
Outstanding, December 31, 2005	1,375,000	$ 0.90
Exercised	(31,250)	0.35
Outstanding, March 31, 2006	1,343,750	$ 0.91

The following table summarizes information about the stock options outstanding as at March 31, 2006:

Price range	Outstanding	Average years	Exercisable
$0.34 – 0.51	241,250	0.64 – 1.14	210,000
0.52 – 0.78	750,000	1.67 – 1.72	750,000
0.79 – 1.19	2,728,000	1.77 – 3.73	1,275,000
1.20 – 1.79	750,000	1.07 – 4.42	75,000
1.80 – 2.49	201,000	4.63 – 4.86	-
$0.34 – 2.40	4,670,250	2.04	2,310,000

(d) Contributed surplus:

The following table reconciles the Company’s contributed surplus for the period:

Balance, December 31, 2005	$ 3,009,405
Stock-based compensation cost - stock options	127,422
Expired warrants	23,762
Balance, March 31, 2006	$ 3,160,589

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RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three month period ending March 31, 2006

(Canadian Dollars)

(Unaudited)

4.  Segmented information:

RS’s activities comprise one operating segment being the development, manufacturing and sales of composite products. The Company evaluates performance as one entity.  In the first quarter of 2006, RS’s revenue includes sales to customers located in the United States of $589,240 (2005 - $77,305) in Asia of $103,473 (2005 - $nil) and all other sales attributed to customers located in Canada.

The following table represents revenues by product categories:

Product	March 31, 2006	March 31, 2005
Utility poles	$ 692,990	$ 5,392
Version resin	110,440	68,509
Other products	12,082	9,050
	$ 815,512	$ 82,951

The financial statements include property, plant and equipment in Canada totaling $12,351,827 (2005 -$11,207,529) and in Poland totaling $608,416 (2005 - $536,033).

5.  Subsequent event:

In April 2006, the company agreed to two additional operating leases for office space with starting dates between May and June 2006.  The initial term of the leases is for five years with renewal options ranging between five and fifteen years.  The total minimum rent payable over the term of the leases is $1,004,375.

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